School Specialty, Inc.

W6316 Design Drive

Greenville, WI 54942

Voice: 888-388-3224

Fax: 920-882-5863

March 27, 2013

VIA EDGAR

Mr. Andrew Mew

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

School Specialty, Inc.

Form 10-K for the Fiscal Year Ended April 28, 2012

Filed July 9, 2012

Form 10-Q for the Quarterly Period Ended January 26, 2013

Filed March 7, 2013

File No. 000-24385

Dear Mr. Mew:

The purpose of this letter is to respond to the comments raised in the Staff’s letter of March 13, 2013 to Mr. Michael P. Lavelle, Chief Executive Officer of School Specialty, Inc. (the “Company”).  In providing this response, the Company acknowledges that (1) the Company is responsible for the adequacy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Your comments and the Company’s responses are set forth below.

Form 10-Q for the Quarterly Period Ended January 26, 2013

Note 6.  Goodwill and Other Intangible Assets, pages 12-16

1.

In light of your bankruptcy filing, advise us and disclose whether you had performed an impairment test regarding your amortizable intangible assets as of January 26, 2013.  If not, please explain why you are not required to do so.  If so, tell us and disclose how you had conducted the impairment tests along with their results.

Mr. Andrew Mew

March 27, 2013

Response:

As disclosed within the Form 10-Q for the quarterly period ended January 26, 2013, the Company identified a triggering event in connection with the preparation of the financial statements for the third quarter of fiscal 2013 which would more likely than not reduce the fair value of the reporting units below their carrying value.  The triggering event was a combination of the declines in the Company’s forecasted future years’ operating results and cash flows, and the liquidity concerns and eventual default under pre-bankruptcy credit agreements.  In accordance with guidance from FASB ASC 360-10-35, Property, Plant and Equipment, Subsequent Measurement, the Company tested long-lived assets for recoverability due to this triggering event.

In accordance with this guidance, a recoverability analysis was performed based on the undiscounted cash flow of the identified asset groups.  Assets are grouped at the lowest level for which there were identifiable cash flows that are largely independent of the cash flows of other group assets.  The lowest level of cash flows is the reporting unit level for the Education Resources, Science, Califone, Reading and Health reporting units.  The Company identified its lowest level of cash flows within the Planning and Student Development reporting unit as the cash flows attributable to the Planning and Student Development U.S. operations and Planning and Student Development Canadian operations.   A primary asset was identified for each asset group in order to determine the remaining useful life of the asset group.  The primary assets were identified as the most significant component asset from which the asset group derives its cash-flow-generating capacity.  The following factors were considered in the Company’s determination of the primary asset for each group:

a.

Whether other assets of the group would have been acquired by the entity without the asset

b.

The level of investment that would be required to replace the asset

c.

The remaining useful life of the asset relative to other assets of the group.

The estimates of undiscounted future cash flows used to test the recoverability of a long-lived asset group were based on the remaining useful life of the asset group to the entity. The remaining useful life of each asset group was based on the estimated remaining useful life of the primary asset of that group.  Based on the Company’s judgment, the useful life of the primary assets for the Education Resources, Science, Califone and Health asset groups approximates the useful life of the primary asset used for book purposes.  For the Planning and Student Development and Reading asset groups, the Company analyzed attrition rates relevant to customer relationships and publishing rights in order to establish an estimated remaining useful life for the primary assets.

Below is a summary of the results of the recoverability test performed for the third quarter of fiscal 2013.

Mr. Andrew Mew

March 27, 2013

School Specialty, Inc.
Long-Lived Asset Impairment Summary
USD in $000s

Asset Group	Education Resources	Science	Califone	Health

Identified Primary Asset	Warehouse Equipment	Publishing Rights	Customer Relationship	Capitalized Development

Remaining Useful Life	15 years	17 years	8 years	2.5 years

Undiscounted Cash Flow	521,255	164,060	22,560	3,334

Less : Net Assets	$ (109,902)	$ (109,244)	$ (13,154)	$ (1,081)

Excess cash flow	$ 411,353	$ 54,816	$ 9,406	$ 2,253

Asset Group	Planning and Student Development US	Planning and Student Development CAD	Reading

Identified Primary Asset	Customer Relationship	Customer Relationship	Publishing Rights

Remaining Useful Life	9 years	5.5 years	15 years

Undiscounted Cash Flow	54,862	6,383	77,390

Less : Net Assets	$ (24,866)	$ (1,336)	$ (41,570)

Excess cash flow	$ 29,996	$ 5,047	$ 35,820

As a result of the above recoverability test, the sum of the undiscounted cash flows of each asset group exceeds the carrying amount of the asset group, resulting in positive excess cash flow for each asset group.  As such, no impairment was identified.

In future filings, beginning with the year ending April 27, 2013, the Company will revise the notes to the financial statements to include substantially the following disclosure in the note related to Goodwill and Other Intangible Assets.

Due to the triggering events identified above, the Company also performed an impairment test of its long-lived assets for the third quarter of fiscal 2013.  The Company compared the sum of the undiscounted cash flows during the remaining useful life of the primary asset for each identified asset group to the carrying value of the asset group.  The results of this analysis show no impairment.

Mr. Andrew Mew

March 27, 2013

If you have any questions regarding the foregoing responses or if we may be of any further assistance, please do not hesitate to call me at (920) 882-5854.  You may alternatively contact Kevin Baehler, Corporate Controller at 920-882-5882.

Very truly yours,

/s/ David N. Vander Ploeg

David N. Vander Ploeg

Chief Financial Officer